SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For October 27, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do

Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of

Sao Paulo - SABESP

(Translation of Registrant’s name into English)

Rua Costa Carvalho, 300

São Paulo, S.P., 05429-900

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(1)     ☐.

Indicate by check mark if the registrant is submitting the Form 6-K

in paper as permitted by Regulation S-T Rule 101(b)(7)    ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-119352, and into each respective prospectus that forms a part of this registration statement.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

A PUBLICLY-TRADED COMPANY

CNPJ # 43.776.517/0001-80

RELEVANT NOTICE

In accordance with CVM Instruction no. 358 dated January 3, 2002 and considering the recent news publication regarding a judicial decision issued by a lower court with respect to a lawsuit involving us, we would like to inform our shareholders and the market in general that:

The Public Attorney of the Municipality of Paraguaçu Paulista has brought a civil public action before the Paraguaçu Paulista Courts of Law (1ª Vara de Paraguaçu Paulista) which seeks reparation for and cessation of environmental damage allegedly caused by our release of raw sewage into the Alegre River, situated in the Municipality of Paraguaçu Paulista. The lower court has issued a decision against us, requiring that we (i) cease the release of raw sewage into the Alegre River; (ii) invest in a water and sewage treatment facility in the Municipality of Paraguaçu Paulista; and (iii) pay an administrative penalty in the amount of R$116.93 million for environmental damage. The decision also imposes a daily penalty if we fail to comply with numbers (i) and (ii) above.

The company is using all judicial means of appeal to reverse the decision described above, in particular with respect to the penalties imposed.

São Paulo, October 27, 2004

Reinaldo José Rodriguez de Campos

Corporate Management Officer

(Chief Executive Officer, acting)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: October 27, 2004

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

By:		/s/ Rui de Britto & Álvares Affonso
	Name:	Rui de Britto Álvares Affonso
	Title:	Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.